
07002210

UNITED STATES
[SECUR]ITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 52109 |

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EnergyNet.com, Inc

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7201 I-40 W, Suite 319
(No. and Street)

Amarillo, TX 79106
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jim Black (806) 351-2953
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hein & Associates LLP
(Name – *if individual, state last, first, middle name*)

PROCESSED
MAR 08 2007 E
THOMSON
FINANCIAL

14755 Preston Road, Suite 320 Dallas, TX 75254
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, William W. Britain, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EnergyNet.com, Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

William W. Britain President/CEO

Title



Notary Public Janet K. Cubitt


JANET K. CUBITT
MY COMMISSION EXPIRES
October 1, 2007

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


HEIN & ASSOCIATES LLP
Certified Public Accountants and Advisors

*ENERGYNET.COM, INC.*
**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND CONSOLIDATED FINANCIAL STATEMENTS**

**YEARS ENDED DECEMBER 31, 2006 AND 2005**


SEC MAIL
RECEIVED
SECTION
WASH. D.C.

*ENERGYNET.COM, INC.*

## INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


HEIN & ASSOCIATES LLP
Certified Public Accountants and Advisors

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
EnergyNet.com, Inc.
Amarillo, Texas

We have audited the consolidated statements of financial condition of EnergyNet.com, Inc. as of December 31, 2006 and 2005, and the related statements of income, changes in stockholders' equity, and cash flows for each of the two years in the period ended December 31, 2006, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of EnergyNet.com, Inc. as of December 31, 2006 and 2005, and the results of its operations, and its cash flows for each of the two years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects to the basic financial statements taken as a whole.

Hein & Associates LLP

February 8, 2007

14755 Preston Road, Suite 320
Dallas, Texas 75254
Phone: 972-458-2296
Fax: 972-788-4943
www.heincpa.com

*ENERGYNET.COM, INC.*

**CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION**

| | DECEMBER 31, | |
|---|---|---|
| | 2006 | 2005 |
| **ASSETS:** | | |
| Cash and cash equivalents | $ 2,193,123 | $ 1,742,015 |
| Restricted cash | 4,723,479 | 6,423,695 |
| Short-term investments | 407,069 | 404,727 |
| Auction proceeds receivable | 1,959,330 | 1,567,941 |
| Securities owned, marketable, at market value | 30,790 | - |
| Prepaid expenses | 23,632 | 22,765 |
| Deferred tax assets | 116,000 | 25,000 |
| Equipment: | | |
| Software | 474,445 | 430,261 |
| Computer equipment | 210,692 | 100,813 |
| Furniture and equipment | 60,211 | 41,920 |
| | 745,348 | 572,994 |
| Less accumulated depreciation | (551,207) | (444,472) |
| Total assets | $ 9,647,564 | $ 10,314,665 |
| **LIABILITIES:** | | |
| Accounts payable and accrued liabilities | $ 281,423 | $ 240,047 |
| Income taxes payable | 330,260 | 183,517 |
| Auction proceeds payable | 6,682,809 | 7,991,636 |
| Deferred tax liabilities | 54,000 | 43,000 |
| **COMMITMENTS AND CONTINGENCIES** (Notes 6, 7 and 8) | | |
| **STOCKHOLDERS' EQUITY** (Note 4): | | |
| Preferred stock, liquidation preference of $0 | - | - |
| Common stock | 2,715 | 2,705 |
| Paid-in capital in excess of par value | 2,175,196 | 2,160,206 |
| Retained earnings (accumulated deficit) | 121,161 | (306,446) |
| Total stockholders' equity | 2,299,072 | 1,856,465 |
| Total liabilities and stockholders' equity | $ 9,647,564 | $ 10,314,665 |

***See accompanying notes to these consolidated financial statements.***

*ENERGYNET.COM, INC.*

**CONSOLIDATED STATEMENTS OF INCOME**

| | FOR THE YEARS ENDED DECEMBER 31, | |
|---|---|---|
| | 2006 | 2005 |
| **REVENUES:** | | |
| Commissions | $ 5,328,901 | $ 4,894,213 |
| Other revenue | 233,369 | 421,812 |
| Interest income | 82,518 | 39,316 |
| Trading gains | 14,790 | - |
| | 5,659,578 | 5,355,341 |
| **EXPENSES:** | | |
| General and administrative expenses | 2,701,020 | 2,391,931 |
| Royalties paid to stockholder | 405,984 | 386,073 |
| Depreciation | 106,735 | 96,581 |
| Sales commission | 838,252 | 684,047 |
| Other expenses | 24,374 | - |
| | 4,076,365 | 3,558,632 |
| **INCOME BEFORE PROVISION FOR INCOME TAXES** | 1,583,213 | 1,796,709 |
| **PROVISION FOR INCOME TAXES** | 614,544 | 612,558 |
| **NET INCOME** | $ 968,669 | $ 1,184,151 |

***See accompanying notes to these consolidated financial statements.***

*ENERGYNET.COM, INC.*

## CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

| | Preferred Stock | Common Stock | Paid-in Capital in Excess of Par Value | Retained Earnings (Accumulated Deficit) | Total Stockholders' Equity |
|---|---|---|---|---|---|
| **BALANCE**, January 31, 2005 | $ 177 | $ 2,500 | $ 2,304,043 | $ (1,013,515) | $ 1,293,205 |
| Conversion of Series A Preferred Stock | (121) | 148 | (27) | - | - |
| Issuance of common stock in payment of preferred dividends | - | 19 | 48,622 | (48,641) | - |
| Redemption of Series A Preferred Stock | (56) | - | (250,144) | - | (250,200) |
| Issuance of common stock pursuant to option exercises | - | 38 | 57,712 | - | 57,750 |
| Dividends on preferred shares | - | - | - | (48,641) | (48,641) |
| Dividends on common shares | - | - | - | (379,800) | (379,800) |
| Net income | - | - | - | 1,184,151 | 1,184,151 |
| **BALANCE**, December 31, 2005 | - | 2,705 | 2,160,206 | (306,446) | 1,856,465 |
| Issuance of common stock pursuant to option exercises | - | 10 | 14,990 | - | 15,000 |
| Dividends on common shares | - | - | - | (541,062) | (541,062) |
| Net income | - | - | - | 968,669 | 968,669 |
| **BALANCE**, December 31, 2006 | $ - | $ 2,715 | $ 2,175,196 | $ 121,161 | $ 2,299,072 |

***See accompanying notes to these consolidated financial statements.***

*ENERGYNET.COM, INC.*

**CONSOLIDATED STATEMENTS OF CASH FLOWS**

| | FOR THE YEARS ENDED DECEMBER 31, | |
|---|---|---|
| | 2006 | 2005 |
| **CASH FLOWS FROM OPERATING ACTIVITIES:** | | |
| Net income | $ 968,669 | $ 1,184,151 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Depreciation | 106,735 | 96,581 |
| Deferred tax expense | (80,000) | 18,000 |
| Decrease (increase) in operating assets: | | |
| Restricted cash | 1,700,216 | (4,560,003) |
| Auction proceeds receivable | (391,389) | (1,394,826) |
| Securities owned | (30,790) | - |
| Prepaid expenses | (867) | (4,588) |
| Increase (decrease) in operating liabilities: | | |
| Accounts payable and accrued liabilities | 41,376 | 133,003 |
| Income taxes payable | 146,743 | 183,517 |
| Auction proceeds payable | (1,308,827) | 5,954,829 |
| Net cash provided by operating activities | 1,151,866 | 1,610,664 |
| **CASH FLOWS FROM INVESTING ACTIVITIES:** | | |
| Software development costs | (44,184) | (24,324) |
| Purchase of equipment | (128,170) | (23,735) |
| Change in short-term investments | (2,342) | (139,524) |
| Net cash used in investing activities | (174,696) | (187,583) |
| **CASH FLOWS FROM FINANCING ACTIVITIES:** | | |
| Redemption of Series A Preferred Stock | - | (250,200) |
| Proceeds from stock option exercises | 15,000 | 57,750 |
| Payment of preferred dividends | - | (48,641) |
| Payment of common dividends | (541,062) | (379,800) |
| Net cash used in financing activities | (526,062) | (620,891) |
| **NET INCREASE IN CASH AND CASH EQUIVALENTS** | 451,108 | 802,190 |
| **CASH AND CASH EQUIVALENTS**, beginning of year | 1,742,015 | 939,825 |
| **CASH AND CASH EQUIVALENTS**, end of year | $ 2,193,123 | $ 1,742,015 |
| **SUPPLEMENTAL INFORMATION:** | | |
| Interest paid | $ - | $ - |
| Income taxes paid | $ 547,698 | $ 411,041 |
| **SUPPLEMENTAL DISCLOSURE OF NON-CASH TRANSACTIONS:** | | |
| Conversion of preferred stock into common stock | $ - | $ 148 |
| Issuance of common stock in payment of preferred dividends in arrears | $ - | $ 48,641 |

***See accompanying notes to these consolidated financial statements.***

*ENERGYNET.COM, INC.*

## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

### 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies of EnergyNet.com, Inc. (the "Company") is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates which are determined by management.

*Organization and Basis of Presentation*
EnergyNet.com, Inc. is a Texas corporation. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers ("NASD"). The Company is primarily engaged in facilitating the sale of operated and nonoperated working interests, producing and nonproducing mineral interests, and royalty and overriding royalty interests in crude oil and natural gas properties between registered buyers and sellers through an Internet-based live auction.

On October 18, 2005, the Company formed EnergyNet Canada Inc. in Alberta Province. EnergyNet Canada Inc. is also engaged in facilitating the sale of operated and nonoperated working interest, producing and nonproducing mineral interests, and royalty and overriding royalty interest in crude oil and natural gas properties between registered buyers and sellers through an Internet-based live auction.

EnergyNet Canada Inc.'s financial statements are included in the Company's consolidated financial statements. All intercompany balances and transactions have been eliminated in consolidation.

*Reclassifications*
Certain reclassifications have been made to the 2005 financial statements to conform with the 2006 financial statement presentation. Such reclassifications had no effect on net income as previously reported.

*Cash and Cash Equivalents*
Cash and cash equivalents include cash on hand, amounts due from banks, and all highly liquid investments with maturities of three months or less. The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risk related to cash.

*Short-term Investments*
Short-term investments comprise certificates of deposit, typically maturing within 180 days.

*Securities Transactions*
Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Marketable securities are valued at market value.

*Equipment*

Equipment is stated at cost. Software costs represent the costs of developing the Company's Internet site and developing other Internet sites under contractual agreements. Expenditures that constitute upgrades or enhancements, as defined in AICPA Statement of Position 98-1, *Accounting for the Cost of Software Developed or Maintained for Internal Use*, are capitalized.

Computers, equipment and furniture are depreciated using the double-declining balance method over five and seven years, respectively. Software is depreciated using the straight-line method over three years. Charges for repairs and maintenance that do not extend the useful lives of the related assets are expensed as incurred.

*Revenue Recognition*

The Company recognizes commissions on property sales at closing, which are calculated as a percentage of the sales price. Title to the crude oil and natural gas properties passes directly from the seller to the buyer. Accordingly, the Company never holds an interest in the properties listed and sold on its Internet site.

*Advertising Costs*

Advertising costs are expensed as incurred. Advertising costs included in general and administrative expenses amounted to $60,583 and $54,436 for the years ended December 31, 2006 and 2005, respectively.

*Income Taxes*

Deferred tax assets and liabilities are recognized for the anticipated future tax effects of temporary differences between the financial statement basis and the tax basis of the Company's assets and liabilities using enacted tax rates in effect at year-end. A valuation allowance for deferred tax assets is recorded when the Company's management believes that it is more likely than not that the benefit from the deferred tax assets will not be realized.

*Share-Based Compensation*

Prior to January 1, 2006, the Company accounted for stock option awards granted under the Company's 2000 Equity Incentive Plan in accordance with the recognition and measurement provisions of Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees*, ("APB 25") and related Interpretations, as permitted by Statement of Financial Accounting Standards No. 123, *Accounting for Stock-Based Compensation*, ("SFAS No. 123"). Share-based employee compensation expense was not recognized in the Company's consolidated statements of operations prior to January 1, 2006, as all stock option awards granted had an exercise price equal to or greater than the market value of the common stock on the date of the grant. As permitted by SFAS No. 123, the Company reported pro-forma disclosures presenting results and earnings per share as if the company had used the fair value recognition provisions of SFAS No. 123 in the Notes to Consolidated Financial Statements. Share-based compensation related to non-employees and modifications of options granted were accounted for based on the fair value of the related stock or options in accordance with SFAS No. 123 and its interpretations.

Effective January 1, 2006, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123 (revised 2004), *Share-Based Payment*, ("SFAS No. 123(R)"), which requires the measurement and recognition of compensation expense for all share-based payment awards to employees and directors based on estimated fair values. The Company adopted SFAS No. 123(R) using the modified

prospective transition method. In accordance with modified prospective application provisions of SFAS No. 123(R), compensation cost for the portion of awards that were outstanding as of January 1, 2006, for which the requisite service was not rendered, are recognized as the requisite service is rendered, based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123(R). Additionally, compensation costs for awards granted after January 1, 2006 are recognize over the requisite service period based on the grant-date fair value. In accordance with the modified prospective transition method, the Company's consolidated financial statements for prior periods have not been restated to reflect the impact of SFAS No. 123(R). The adoption of FAS 123(R) on January 1, 2006 did not have a significant impact to our financial condition, results of operations or cash flows.

## 2. RESTRICTED CASH, AUCTION PROCEEDS RECEIVABLE AND PAYABLE

The Company collects auction proceeds from winning bidders on closed auctions. Such proceeds are generally due within two days of auction closing. The proceeds, net of the Company's commission and other fees, are generally due to the seller within ten days of auction closing. The cash collected from winning bidders is held in an escrow account until such funds are distributed to the owners.

Cash collected from winning bidders is reflected on the Company's statement of financial condition as restricted cash.

Auction proceeds receivable represent uncollateralized amounts receivable from winning bidders on closed auctions due under normal trade terms, generally requiring payment within two days from the invoice date. Unpaid auction proceeds receivable generally bear no interest. Auction proceeds receivable are stated at the amount billed to the customer plus any accrued and unpaid interest. Customer account balances with invoices dated over 30 days old are considered delinquent.

Management individually reviews all delinquent auction proceeds receivable balances and attempts to collect such balances. In the event that collection attempts fail, management writes off the receivable against the related proceeds payable. All auction proceeds receivable outstanding at December 31, 2006 and 2005 were collected under normal terms.

Auction proceeds due to sellers, net of the Company's commission and other fees, are reflected on the Company's statement of financial condition as auction proceeds payable.

## 3. SECURITIES OWNED

Marketable securities owned consist of a single issue of corporate stocks. The following is a summary of the Company's investment as of December 31, 2006 (there were no marketable securities at December 31, 2005):

| | |
|---|---|
| Cost | $ 16,000 |
| Unrealized gain | 14,790 |
| Fair value | $ 30,790 |

## 4. STOCKHOLDERS' EQUITY

The Company has the following elements of stockholders' equity at December 31, 2006 and 2005:

*Preferred Stock*
20,000,000 shares authorized, no shares outstanding at December 31, 2006 and 2005, at $.0001 par value. During 2005, the Company redeemed 556,000 shares of its Series A Preferred Stock for $250,200 in cash. The remaining 1,216,000 shares were converted into 1,483,520 shares of the Company's common stock. Additionally, the Company issued 194,566 common shares in payment of $48,641 of accumulated preferred dividends in arrears. Holders of preferred stock were entitled to a preferential dividend of $.02745 per share if and when declared by the Board of Directors.

*Common Stock*
50,000,000 voting shares authorized, at $.0001 par value. There were 27,153,086 and 27,053,086 shares of common stock issued and outstanding at December 31, 2006 and 2005, respectively.

*Paid-In Capital in Excess of Par Value*
Represents the proceeds received in excess of par value for common and preferred shares, net of costs associated with the issuance of the shares.

*Dividends*
During 2005, the Company's board of directors declared dividends on preferred shares of $0.2745 per share and dividends on common shares of $0.015 per share. During 2006, the Company's board of directors declared dividends on common shares of $0.02 per share.

## 5. INCOME TAXES

The primary differences between our tax provision and tax expense at federal statutory rates were state taxes and adjustments to the valuation allowance.

The Company's net deferred tax assets and liabilities consisted of the following at December 31:

| | 2006 | 2005 |
|---|---|---|
| Deferred tax assets: | | |
| Net operating loss carryover – foreign | $ 16,000 | $ - |
| Expenses deductible in future periods | 124,000 | 33,000 |
| | 140,000 | 33,000 |
| Less valuation allowance | (16,000) | - |
| Total deferred tax assets | 124,000 | 33,000 |
| Deferred tax liabilities: | | |
| Differences in fixed asset depreciation and capitalization methods | (49,000) | (43,000) |
| Unrealized gains on securities owned | (5,000) | - |
| Other | (8,000) | (8,000) |
| Net deferred tax assets (liabilities) | (62,000) | (51,000) |
| | $ 62,000 | $ (18,000) |

## 6. COMMITMENTS AND CONTINGENCIES

*Lease Arrangements*
The Company maintains its office in Amarillo, Texas. Additionally, the Company reimburses certain employees for the use of their home offices. The Company leases its office space in Amarillo under a non-cancelable operating lease, and the remainder of its locations under month-to-month leasing arrangements. Rent expense related to these arrangements amounted to $70,523 and $65,299 for the years ended December 31, 2006 and 2005, respectively. Future minimum rents due under the Company's non-cancelable operating lease are as follows:

| Years ending December 31, | |
|---|---|
| 2007 | $ 41,372 |
| 2008 | 20,686 |
| | $ 62,058 |

*Litigation*
The Company is involved in various claims and legal actions in the normal course of business. In Management's opinion, the resolutions of these matters will not have a material adverse effect on the Company's financial position or net income.

## 7. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had net capital of $2,013,662, which was $1,913,662 in excess of its required net capital of $100,000.

The Company carries no customer-regulated commodities futures accounts; therefore the computation of segregated funds pursuant to Section 4d(2) of the Commodity Exchange Act is not applicable. The Company handled no customer securities or accounts during the years ended December 31, 2006 or 2005, and accordingly, is not subject to the requirements under SEC Rule 15c3-3.

## 8. RELATED PARTY TRANSACTIONS

The Company has an agreement with a stockholder under which the stockholder is being paid a royalty of 0.35% of the gross value of auctions closed on the Company's Web site. Such amounts are included in royalties paid to stockholder on the Company's statements of operations. $143,453 and $88,226 was payable to the stockholder at December 31, 2006 and 2005, respectively, under this arrangement. Such amounts are included in accounts payable and accrued liabilities on the Company's statements of financial condition.

## 9. STOCK OPTION PLAN

The Company adopted the 2000 Equity Incentive Plan (the "Plan") on November 3, 2000. The Plan provides for grants of up to 3,750,000 options to employees, consultants and directors at exercise prices greater than or equal to market price on the date of the grant. Grants are at the discretion of the Company's Board of Directors, and the options typically vest in equal portions over four years and expire ten years from the date of grant.

As discussed in Note 1, *Significant Accounting Policies – Shared-Based Compensation*, effective January 1, 2006, the Company adopted the fair value recognition provisions of SFAS No. 123(R), using the prospective transition method. Share-based compensation expense resulting from the adoption of SFAS No. 123(R) was insignificant for the year ended December 31, 2006.

The Black-Scholes option-pricing model was used to estimate the option fair values. This option-pricing model requires a number of assumptions, of which the most significant are, expected stock price volatility, the expected option term (the amount of time from the grant date until the options are exercised or expire), expected dividends and risk-free rate. Expected volatility was estimated based on our historic trading activity. The risk-free rate was estimated using rates for U.S. Treasury notes with terms similar to the expected term of the Company's options. The expected option term was estimated based on Management's assumption that the options will not be exercised until the end of their contractual lives, or ten years.

The weighted average per share fair value of stock options granted during the year ended December 31, 2005 was $0.02 (there were no options granted during the year ended December 31, 2006). The fair value was estimated as of the grant date using the Black-Scholes option pricing model with the following assumptions:

| | |
|---|---|
| Expected volatility | 15% |
| Risk-free interest rate | 4.45% |
| Expected dividends | – |
| Expected terms (in years) | 10 |

The following table summarizes stock options outstanding and activity as of and for the year ended December 31, 2006:

| | Shares | Weighted Average Exercise Price | Weighted Average Remaining Contractual Term (in years) | Intrinsic Value |
|---|---|---|---|---|
| Outstanding at January 1, 2006 | 2,180,500 | $ 0.19 | | |
| Granted | - | $ - | | |
| Forfeited | - | $ - | | |
| Exercised | (100,000) | $ 0.15 | | |
| Outstanding at December 31, 2006 | 2,080,500 | $ 0.19 | 5.93 | $ 116,300 |
| Exercisable (fully vested) at December 31, 2006 | 1,566,125 | $ 0.18 | 3.74 | $ 116,300 |

The Company received $15,000 from the exercise of options during 2006, and the related intrinsic value was insignificant. Additionally, the *2000 Equity Incentive* Plan is a qualified plan under the Internal Revenue Code. Accordingly, the Company did not realize any tax deductions related to the exercise of stock options. Upon exercise, we issue the full amount of shares exercisable per the term of the options from new shares. We have no plans to repurchase those shares in the future.

Total unrecognized share-based compensation expense from unvested stock options as of December 31, 2006 was insignificant.

**10. CONCENTRATION OF CREDIT RISK**

During 2006, commissions from two customers amounted to approximately 22% of total commissions revenue. During 2005, commissions from two sellers amounted to approximately 28% of total commissions revenue. No other individual sellers amounted to more than 10% of total commissions in either period. The loss of either of these two customers could have a material impact on the Company's results of operations. At December 31, 2006, $1,683,585 of the Company's *accounts* receivable was due from five customers. At December 31, 2005, substantially all of the Company's accounts receivable was due from four customers.

## SUPPLEMENTARY INFORMATION

*ENERGYNET.COM, INC.*

**SCHEDULE 1 – COMPUTATION OF NET CAPITAL UNDER FULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION**

DECEMBER 31, 2006

| | |
|---|---|
| **Computation of net capital:** | |
| Total stockholders' equity | $ 2,299,072 |
| Deduct stockholders' equity not allowable for net capital | - |
| | 2,299,072 |
| **Add:** | |
| Deferred tax liabilities | 54,000 |
| Total capital and discretionary liabilities | 2,353,072 |
| **Deduct:** | |
| Nonallowable assets | |
| Prepaid expenses | 23,632 |
| Deferred tax assets | 116,000 |
| Equipment | 194,141 |
| Haircuts on securities: | |
| Certificates of deposit | 1,018 |
| Stocks | 4,619 |
| Total deductions | 339,410 |
| **Net capital** | $ 2,013,662 |
| **Computation of aggregate indebtedness** | |
| Items included in the statement of financial condition | |
| Accounts payable and accrued liabilities | $ 281,422 |
| Income taxes payable | 330,260 |
| **Total aggregate indebtedness** | $ 611,682 |
| **Percentage of aggregate indebtedness to net capital** | 30.38% |
| **Computation of basis net capital requirement** | |
| Minimum dollar net capital required at 6 2/3 percent | $ 40,779 |
| Minimum dollar net capital required | $ 100,000 |
| Net capital requirement (greater of above amounts) | $ 100,000 |
| Excess net capital | $ 1,913,662 |
| **Reconciliation with Company's computation** | |
| Net capital, as reported in the Company's Part II (unaudited Focus report) | $ 2,013,662 |
| Net audit adjustments | - |
| Net capital per above | $ 2,013,662 |

***See independent auditor's report and accompanying notes to consolidated financial statements.***


HEIN & ASSOCIATES LLP
Certified Public Accountants and Advisors

## REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL

Board of Directors
EnergyNet.com, Inc.

In planning and performing our audit of the consolidated financial statements and supplementary information of EnergyNet.com, Inc. (the "Company"), for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purposes of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 171-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recording differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments made by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and are recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitation in any internal control or the practices and procedures referred to above, misstatements due to errors or fraud may occur and not be detected. Also, projections of any evaluation of internal control to future periods is subject to the risk that internal control may become inadequate because of changes in conditions, or that the effectiveness of its design and operation may deteriorate.

14755 Preston Road, Suite 320
Dallas, Texas 75254
Phone 972-458-2296
Fax 972-788-4943
www.heincpa.com

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control structure components does not reduce to a relatively low level the risk that errors or fraud, in amounts that would be material in relation to the financial statements being audited, may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operations that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealer, and should not be used by anyone other than these specified parties.

Hein & Associates LLP

Dallas, Texas
February 8, 2007



END